EXHIBIT 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL  33401

NEWS RELEASE

CRUZAN INTERNATIONAL, INC. ANNOUNCES FINANCIAL RESULTS

FOR SECOND QUARTER AND SIX MONTHS ENDED MARCH 31, 2005

WEST PALM BEACH, FLORIDA – May 18, 2005 – Cruzan International, Inc. (AMEX: RUM), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its second quarter and six months ended March 31, 2005.

Net sales for fiscal 2005’s six-month period were $49,703,827, compared with $44,481,495 reported for fiscal 2004’s second quarter.  Gross profit was $16,930,617, compared to $15,905,993 in the same period last year, and six-month net income was $78,306, or $0.01 per diluted share, compared with net income of $1,969,814 or $0.35 per diluted share, one year ago.

Net sales for fiscal 2005’s second quarter were $25,511,634, compared with $22,039,843 reported for fiscal 2004’s second quarter.  Gross profit was $8,855,625, compared to $8,329,364 in the same period last year, and second quarter net loss was $70,784, or $0.01 per diluted share, compared with net income of $1,118,530 or $0.20 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “Once again, I am pleased to announce another period of double digit growth for our Cruzan brand, with net sales increasing 34.7% and 30.5% over last year’s second quarter and six-month period, respectively.  We continue to see excellent sales growth due to our continuing investment in building the Cruzan brand.”

Mr. Maltby continued, “Sales in our bulk alcohol and vinegar and cooking wine segments have improved, although we are experiencing pressure on margins as we continue to realize increased energy and raw material costs and resistance to price increases from customers in these business segments.  We have completed the most recent round of cost reductions in our bottling operations during the second quarter and, while sales in this segment have declined again, we expect to see improvement in the bottom line of our bottling operations in future quarters.”

Cruzan International, Inc. is a major supplier of rum, brandy and wine to the beverage alcohol industry.  The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  Cruzan intends that such forward-looking statements shall be subject to the safe harbors created thereby.  These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Risks that May Affect Future Results” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cruzan’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.  As a result, future results may differ materially from the expected results represented by the forward looking-statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President & Chief Financial Officer
William Viggiano, Vice President & Controller
561-655-8977

—Financial Results Follow—

CRUZAN INTERNATIONAL, INC.

Statements of Income

Periods ended March 31,	Three Months		Statement of Income as a % of Net Sales
	2005	2004	2005	2004

Net sales	$25,511,634	$22,039,843	100.0%	100.0%
Cost of sales	16,656,009	13,710,479	65.3%	62.2%

Gross profit	8,855,625	8,329,364	34.7%	37.8%
Selling, general and administrative	8,852,881	6,939,238	34.7%	31.5%

Operating income	2,744	1,390,126	0.0%	6.3%
Interest expense	(771,673)	(709,435)	(3.0)%	(3.2)%
Other income, net	205,172	388,175	0.8%	1.8%

Income (loss) before income taxes	(563,757)	1,068,866	(2.2)%	4.8%
Income tax benefit	492,973	49,664	1.9%	0.2%

Net income (loss)	$(70,784)	$1,118,530	(0.3)%	5.1%

Earnings (loss) per common share:
Basic	$(0.01)	$0.20
Diluted	$(0.01)	$0.20

Common shares and equivalents outstanding
Basic	6,338,519	5,617,591
Diluted	6,338,519	5,722,369
Shares outstanding at end of period	6,338,519	5,624,234

Periods ended March 31,	Six Months		Statement of Income as a % of Net Sales
	2005	2004	2005	2004

Net sales	$49,703,827	$44,481,495	100.0%	100.0%
Cost of sales	32,773,210	28,575,502	65.9%	64.2%

Gross profit	16,930,617	15,905,993	34.1%	35.8%
Selling, general and Administrative	17,158,891	13,630,445	34.5%	30.6%

Operating income (loss)	(228,274)	2,275,548	(0.4)%	5.1%
Interest expense	(1,364,341)	(1,406,418)	(2.7)%	(3.2)%
Other income, net	414,589	1,003,425	0.8%	2.3%

Income (loss) before income taxes	(1,178,026)	1,872,555	(2.3)%	4.2%
Income tax benefit	$1,256,332	97,259	2.5%	0.2%

Net income	$78,306	$1,969,814	0.2%	4.4%

Earnings per common share:
Basic	$0.01	$0.35
Diluted	$0.01	$0.35

Common shares and equivalents outstanding
Basic	6,338,519	5,598,122
Diluted	6,465,182	5,696,128

Shares outstanding at end of period	6,338,519	5,624,234

CRUZAN INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	March 31,	September 30,	March 31,	September 30,
	2005	2004	2005	2004

ASSETS
CURRENT ASSETS
Cash and short-term investments	$4,478,911	$3,833,828	3.4%	3.0%
Receivables	18,643,633	20,418,736	14.3%	16.0%
Inventories	32,660,181	29,162,496	25.0%	22.8%
Other current assets	7,988,709	7,736,190	6.1%	6.1%
Total current assets	63,771,434	61,151,250	48.9%	47.8%

PROPERTY AND EQUIPMENT, net	39,104,757	39,949,850	30.0%	31.3%
OTHER ASSETS	27,593,130	26,731,526	21.1%	20.9%
Total assets	$130,469,321	$127,832,626	100.00%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$34,500,000	$4,000,000	26.4%	3.1%
Accounts payable	12,160,954	11,868,947	9.3%	9.3%
Other accrued expenses	2,601,494	4,726,253	2.0%	3.7%
Total current liabilities	49,262,448	20,595,200	37.8%	16.1%

LONG-TERM DEBT, less current maturities	93,312	25,674,240	0.1%	20.1%

DEFERRED INCOME TAXES	—	648,000	—	0.5%

OTHER LIABILITIES	1,211,317	1,091,248	0.9%	0.9%

STOCKHOLDERS’ EQUITY	79,902,244	79,823,938	61.2%	62.4%
Total liabilities and stockholders’ equity	$130,469,321	$127,832,626	100.00%	100.0%